Exhibit 99.1

Sun Life Assurance Company of Canada redeems 6.65% Debentures, Series 3, due October 12, 2015

TORONTO, Oct. 12 /CNW/ - Sun Life Assurance Company of Canada ("Sun Life Assurance") today announced that it has redeemed all of the outstanding $300 million principal amount of 6.65% Debentures, Series 3, due October 12, 2015, (the "Debentures") issued by Clarica Life Insurance Company ("Clarica") in accordance with the redemption terms attached to the Debentures.

Sun Life Assurance and Clarica were amalgamated on December 31, 2002 under the name Sun Life Assurance Company of Canada. Sun Life Assurance is a member of the Sun Life Financial group of companies.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of $434 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information: Media Relations Contact: Frank Switzer, Vice-President, Corporate Communications, Tel: 416-979-4086, frank.switzer@sunlife.com; Investor Relations Contact: Phil Malek, Vice-President, Investor Relations, Tel: 416-204-8163, investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 16:30e 12-OCT-10